Exhibit 99.1

Tiziana Life Sciences PLC

(“Tiziana” or the “Company”)

Demerger Update and timetable confirmation

London, New York, 29 October 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that the capital reduction required to effect the demerger of StemPrintER Sciences Limited and to enable the ultimate allotment of Accustem Sciences Limited shares (the “Demerged Shares”) to shareholders in the Company has been sanctioned by the Court on 27 October 2020 (as was anticipated)

The Company expects to file the Court Order with Companies House later today (also as anticipated), at which point the capital reduction will become effective.

The timetable for the holders of Tiziana ordinary shares (traded on the London Stock Exchange) is as follows:

Reduction of Capital becomes effective on filing of the Court Order for the capital reduction at Companies House	29 October 2020 (today)
Demerger Record Time	7:00 a.m. on 30 October 2020
Completion of Demerger	30 October 2020
Ex-entitlement date for Accustem Shares	2 November 2020

Shareholders are reminded that unless the counterparties specifically agree otherwise, a buyer of the Company’s Ordinary Shares ahead of the Ex-Date will assume the benefit to the Demerged Shares, and a seller, ahead of the Ex-Date, would need to pass the benefit to the buyer, even if the seller is the recorded owner at the Record Date.

The Company is aware that certain retail platforms have advised of extended or alternative dates to those specified in the timetable set out above and/or alternative settlement dates; the Company has no control over these platforms and accepts no responsibility for information published by them which may suggest alternative dates.

Holders of the Company’s ADRs traded on Nasdaq are subject to different corporate action timings and holders of the ADRs should refer to the notices already published by JP Morgan, the ADR depositary bank.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person who arranged the release of this information is Keeren Shah, Finance Director of Tiziana.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc	+44 (0)20 7495 2379
Gabriele Cerrone, Chairman and founder

Cairn Financial Advisers LLP (Nominated Adviser)	+44 (0)20 7213 0880
Liam Murray / Jo Turner

Optiva Securities Limited (Broker)	+ 44 (0)20 3981 4173
Robert Emmet

United States Investors:

Dave Gentry	Office 1 800 RED CHIP (733 2447)
RedChip Companies Inc.	Cell 407-491-4498 (USA)
dave@redchip.com